Exhibit 4

Strategic Buyer Interested in a Potential Transaction
with Kirkland’s Approaches Osmium Partners

Dear Kirkland’s Board Members,

On May 28, 2024, a potential strategic buyer contacted Osmium, indicating interest in a possible transaction with Kirkland’s. We did not discuss any transaction with the buyer. We believe there is a large universe of potential buyers given Kirkland’s omnichannel assets and projected earnings power - $600 million in revenue by 2028 with a mid-to-high single-digit adjusted EBITDA margin – which management highlighted on its June 6, 2024 earnings call, and we discussed in our May 24, 2024 letter to Kirkland’s board of directors.

Sincerely,
John H. Lewis
Managing Partner
Osmium Partners

The foregoing letter contains “forward-looking” statements that are based on current expectations, estimates, forecasts and projections about Kirkland, its future performance, liquidity and Osmium’s beliefs and assumptions. These “forward-looking” statements include statements relating to, among other things, the value of Kirkland, the amount a strategic buyer would pay for Kirkland, the value of a strategic alternative or partnership and growth plan for Kirkland, Kirkland’s brand power, expected future financial results including EBITDA, and other statements that include words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "potential," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms. These statements involve risks and uncertainties that may cause results to differ materially from the statements set forth in this letter, including as a result of general conditions in the capital markets and general global economic conditions. The forward-looking statements in this letter speak only as of the date of this letter and are subject to uncertainty and changes. Osmium expressly disclaims any obligation or undertaking to provide publicly any updates or revisions to such statements to reflect any change in its expectations with regard thereto or any changes in the events, conditions or circumstances on which any such statement is based.

Further, the foregoing letter contains Osmium’s current views on the value of Kirkland’s securities and actions that may be taken to enhance the value of those securities. Osmium’s views are based on its analysis of publicly available information and assumptions Osmium believes to be reasonable. There can be no assurance that the information Osmium considered is accurate or complete, nor can there be any assurance that Osmium’s assumptions are correct. The actual performance and results of Kirkland may differ materially from Osmium’s assumptions and analysis. Osmium does not recommend or advise, nor does it intend to recommend or advise, any person to purchase or sell securities and no one should rely on this letter or any information contained herein to purchase or sell securities. Although Osmium may state in the letter what it believes should be the value of Kirkland’s securities, this letter does not purport to be, nor should it be read, as an expression of any opinion or prediction as to the price at which such securities may trade at any time. Osmium’s views and holdings of the securities mentioned in the letter could change at any time.

The foregoing letter may contain certain factual and statistical (both historical and projected) industry and market data and other information that was obtained by Osmium from independent, third-party sources that it deems to be reliable. However, Osmium has not independently verified such data or information or the reasonableness of the assumptions upon which such data and other information was based and therefore there can be no assurance as to the accuracy of such data or other information.